March 7, 2012

VIA EDGAR

Mr. Kevin L. Vaughn
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Visualant, Incorporated
         Form 10-K for fiscal year ended September 30, 2011
         Filed November 30, 2011
        Amendment No. 1 to Form 8-K
        Filed August 23, 2010
        File No. 0-30262

Dear Mr. Vaughn:

Reference is made to the Staff’s comment letter dated March 5, 2012 (the “Staff’s Letter”) to Visualant, Incorporated (the “registrant”).  The registrant hereby submits the following responses to the comments contained in the Staff’s Letter with respect to the registrant’s Form 10-K for fiscal year ended September 30, 2011 and filed with the SEC on November 30, 2011 and Amendment No. 1 to Form 8-K filed with the SEC on August 23, 2010.

For convenience of reference, each comment contained in the Staff’s Letter is reprinted below, numbered to correspond with the paragraph numbers assigned in the Staff’s Letter, and is followed by the corresponding response of the registrant.

Form 10-K for fiscal year ended September 30, 2011

Report on Management’s Assessment of Internal Control over Financial Reporting, page 26

1.We note your disclosure here that you have concluded that your internal controls over financial reporting were effective as of September 30, 2011. However, we also note your disclosure on page 19 regarding the identification of material weaknesses in your internal controls over financial reporting. Please amend the filing to include a corrected report on your internal control over financial reporting. In this regard, please note that the guidance in Item 308(a)(3) prohibits a conclusion that internal control over financial reporting is effective when management has identified one or more material weaknesses. In addition, please note the guidance in Item 308(a)(1) of Regulation S-K which requires the report on internal control over financial reporting include a statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting for the Company.

Securities and Exchange Commission
March 7, 2012

The amended Form 10K/A1, which was filed with the SEC on March 7, 2012, includes the corrected disclosures on internal control.

Form 8-K/A filed August 23, 2010

Item 9.01 – Financial Statements and Exhibits

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

2.Please amend the Form 8-K to include an audit report together with the financial statements for TransTech Systems for the years ended December 31, 2009 and 2008. Refer to Rule 3-05 of Regulation S-X.

The amended Form 8K/A2 filed on March 7, 2012 includes the required audit report.

The registrant acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (206) 903-1351 with any questions.

Sincerely,

/s/ Mark Scott

Mark Scott, CFO
Visualant, Inc.

cc.  David Burton
       Martin James
       James F. Biagi, Jr., Monahan & Biagi, PLLC